VIRNETX HOLDING CORPORATION
5615 Scotts Valley Drive, Suite 110
Scotts Valley, CA 95066
VIA EDGAR
July 22, 2008
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs, Assistant Director Division of Corporate Finance

Re:	VirnetX Holding Corporation (Registration No. 333-149884) Acceleration Request
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, VirnetX Holding Corporation (the “Corporation”) hereby requests acceleration of the effectiveness of the above-referenced registration statement on Form S-1 to become effective at 4:30 p.m. Eastern Time, on July 22, 2008 or as soon as reasonably practicable thereafter.
In connection with this request, the Corporation acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Corporation may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments, please contact Lowell D. Ness at (650) 614-7455 of Orrick, Herrington & Sutcliffe LLP, the Corporation’s outside counsel. Thank you for your prompt attention to this matter.

Sincerely, VIRNETX HOLDING CORPORATION
By:	/s/ Kendall Larsen
Kendall Larsen
President and Chief Executive Officer